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John G. Crowley
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4550 tel 212 701 5550 fax john.crowley@davispolk.com

July 17, 2017

Re:	Advanced Accelerator Applications S.A. Form 20-F for Fiscal Year Ended December 31, 2016 Filed March 29, 2017 File No. 001-36826 CONFIDENTIAL

Mr. Jim B. Rosenberg

Office of Healthcare and Insurance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Rosenberg,

On behalf of our client, Advanced Accelerator Applications S.A. (the “Company”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 20-F for the fiscal year ended December 31, 2016 (the “Form 20-F”) contained in the Staff’s letter dated July 3, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has filed an amendment to the Form 20-F (the “Form 20-F/A”) together with this response letter.

Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken.

Mr. Jim B. Rosenberg Office of Healthcare and Insurance U.S. Securities and Exchange Commission	2	July 17, 2017

Licensing, page 75

1.	Please file your license agreement with Mallinckrodt as an exhibit. Alternatively, please provide us with an analysis supporting your determination that you are not required to file this agreement as an exhibit. Refer to Instruction 4 to Item 19 of the Form 20-F.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has amended and restated the exhibit list under “Item 19. Exhibits” of the Form 20-F/A to incorporate by reference the previously filed Mallinckrodt agreement as exhibit 4.13, as well as certain other exhibits that were inadvertently omitted from the Form 20-F.

Intellectual Property, page 77

2.	Please revise your disclosure regarding your patent portfolio to disclose the foreign jurisdictions where you have issued patents or pending patent applications for your Somakit products.

Response:	In response to the Staff’s comment, the Company will revise the relevant disclosure in future annual reports on Form 20-F to include the below underlined information (with updates as applicable):

Somakit products.  Our 26 issued patents and 13 patent applications in various other jurisdictions throughout the world ~~(including one U.S. patent application)~~ related to our Somakit products, if issued, would cover a process wherein the Ga-68 is effectively complexed by a chelator-functionalized molecule in an aqueous buffer of formic acid/format and in the presence of compounds capable of chelating metal cations. To date, we have obtained issued patents for our Somakit products in the following jurisdictions: Austria, Belgium, Switzerland, Germany, Denmark, Spain, Finland, France, the United Kingdom, Greece, Ireland, Italy, Luxembourg, the Netherlands, Norway, New Zealand, Poland, Portugal, Russia, Sweden, Turkey, the United States and South Africa.  We have pending patent applications in the following jurisdictions: Australia, Brazil, Canada, China, Israel, India, Italy, Japan, Mexico, Russia, the United States and South Africa, as well as with the European Patent Office and under the Patent Cooperation Treaty. The issued patents are expected to expire between August 12, 2031 and August 10, 2032, and the patent applications, if issued, would be expected to expire in 2035.

Mr. Jim B. Rosenberg Office of Healthcare and Insurance U.S. Securities and Exchange Commission	3	July 17, 2017

Exhibits 12.1 and 12.2
Certifications pursuant to section 302 of the Sarbanes-Oxley Act of 2002

3.	The introductory statement in paragraph 4 of the certifications should also state that the company’s other certifying officers and the certifier are responsible for establishing and maintaining your internal controls over financial reporting. Refer to the instructions to Item 19 of Form 20-F. Please revise your Section 302 certifications, accordingly. Refer to Regulation S-K C&DI 246.13.

Response:	In response to the Staff’s comment, the Company has filed amended and updated certifications stating that the Company’s other certifying officers and the certifier are responsible for establishing and maintaining the Company’s internal controls over financial reporting. The updated certificates have been filed as exhibits 12.1 and 12.2 to the Form 20-F/A.

Please do not hesitate to contact me at (212) 450-4550, (212) 701-5550 (fax) or john.crowley@davispolk.com or Yasin Keshvargar at (212) 450-4839, (212) 701-5839 (fax) or yasin.keshvargar@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ John G. Crowley
John G. Crowley

cc:

Via E-mail

Stefano Buono, Chief Financial Officer - Advanced Accelerator Applications S.A.

Heinz Mäusli, Chief Financial Officer - Advanced Accelerator Applications S.A.

Edward Sturchio, Global General Counsel - Advanced Accelerator Applications S.A.